

Mail Stop 4631

August 27, 2009

Wenbing Christopher Wang, Chief Financial Officer
Fushi Copperweld, Inc.
c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

>   **Re: Fushi Copperweld, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed August 19, 2009**
>   **File No. 333-160449**

Dear Mr. Wang:

      We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in the Notes Purchase Agreement dated August 13, 2009 between the company and Citadel Equity Fund, Ltd. that the issuance of the shares on the first closing date is scheduled on or prior to October 9, 2009, and that the shares have not yet been issued to Citadel. Please clarify your disclosure and supplementally provide your analysis as to why the transaction with Citadel is a completed private placement. In order to have a completed private placement, the investor must be irrevocably committed to purchase the securities and there can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. If the offer and sale of the shares to Citadel was not complete prior to the filing of the August 19, 2009 amendment that included the resale of these shares, Rule 152 would be unavailable to separate the issuance and resale as separate transactions. See Question 139.27 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website at www.sec.gov.

Cover Page of Registration Statement, Calculation of Registration Fee

2.   We note from footnote (6) that you added to the fee table that you are purporting to register an indeterminate amount of securities as may be issued in exchange for or upon conversion of the other securities registered hereunder. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula. You must make a good-faith estimate of the number of share you may issue upon conversion to determine the amount you may register for resale. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please revise. See Section 213 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website at www.sec.gov.

Selling Shareholders

3.   Please revise your disclosure relating to the Citadel transaction as follows:

- Provide a materially complete description of the transactions relating to the Note Purchase Agreement between the company and Citadel, including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes.
- Reconcile to the relevant disclosure in your most recent Form 10-K. For example, it appears that the company issued 200 rather than 100 convertible notes to Citadel.
- Disclose that on November 21, 2007, the company registered the resale by Citadel of 2,857,143 shares underlying the convertible notes in the aggregate principal amount of $20,000,000.
- Disclose that on January 8, 2008, Citadel converted $15,000,000 in debt and received 2,142,857 shares.
- Disclose whether Citadel still holds any HY Notes purchased under the Note Purchase Agreement.

Exhibit 5.2 – Opinion of Lewis and Roca LLP as to the legality of the securities being registered under the Offering Prospectus

4.   Please revise the opinion to state that Loeb & Loeb LLP may rely on it.

Exhibit 5.3 – Opinion of Loeb & Loeb LLP as to the legality of certain securities being registered under the Offering Prospectus

5.   Because the company may issue units comprised of one or more of the other securities described in this prospectus, please delete the language in paragraph 1 on page 1 limiting the opinion "insofar as the Units include Debt Securities or Warrants."

As appropriate, please amend your filing and respond to these comments. You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director